(a)(25)

BASF Extends Tender Offer to April 14, 2006

     Ludwigshafen, Germany, March 16, 2006—BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that, through its wholly owned subsidiary, Iron Acquisition Corporation, it has extended the expiration date of its cash tender offer for all of the issued and outstanding shares of common stock of Engelhard Corporation (NYSE: EC) to 5:00 p.m., New York City time, on Friday, April 14, 2006. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, March 17, 2006.

BASF has extended its tender offer so that it would have an opportunity to review non-public information provided by Engelhard pursuant to the terms of a confidentiality agreement BASF entered into with Engelhard.
March 16, 2006
P167/06e
Michael Grabicki
Phone:    +49 621 60-99938
Cell:        +49 172 74-91891
Fax:        +49 621 60-92693
michael.grabicki@basf.com

US media contact:
Timothy Andree
Phone:    +1 973 245-6078
Cell:        +1 973 519-5195
Fax:        +1 973 245-6715
andreet@basf.com
Analysts/Investors contact: Magdalena Moll
Phone: +49 621 60-48002
Fax: +49 621 60-22500 magdalena.moll@basf.com
BASF Aktiengesellschaft 67056 Ludwigshafen, Germany Phone:+49 621 60-0 http://www.basf.com Corporate Media Relations Phone: +49 621 60-20710 Fax: +49 621 60-92693 presse.kontakt@basf.com

        BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of 5:00 p.m., New York City time, on March 15, 2006, a total of 767,913 shares of Engelhard common stock had been tendered into the offer and not withdrawn. As a consequence of the extension of the expiration date, holders of Engelhard common stock may tender their shares until 5:00 p.m., New York City time, on Friday, April 14, 2006, unless the offer is further extended.

        BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

        BASF currently intends to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC"), and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. On February 27, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information. Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC's website at www.sec.gov.

        The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006.

        This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents), which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

        This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

        Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.